SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March, 2002

Portugal Telecom, SGPS, S.A.

**Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

ANNOUNCEMENT

Lisbon, Portugal, March 20, 2002 – Portugal Telecom (BVLP:PTCO.IN; NYSE: PT) announces today that its Board of Directors will propose that the Annual General Meeting of Shareholders, which will approve its 2001 accounts, amend Portugal Telecom's articles of association pursuant to article 248 of the Portuguese Securities Code.

The Board will propose an amendment to the articles of association in order to permit a possible reduction in the number of members of the Executive Committee and to provide that the positions of Chairman of the Board of Directors and Chairman of the Executive Committee are no longer required to be filled by the same individual, thereby allowing for a better separation of the supervision and control functions of Portugal Telecom.

The Board will also propose that, while maintaining the Government's right to veto a number of important corporate actions as the holder of all of Portugal Telecom's Class A Shares, the power of the Government be reduced with respect to the appointment of the members of the Board of Directors and the Executive Committee, in order to meet the preference of the capital markets for companies where the executive management is entrusted to professional directors and independent from shareholders.

This information is also available at <u>www.telecom.pt.</u>

Contacts: Zeinal Bava, CFO
zeinal.bava@telecom.pt

Vitor Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.5001701
Fax: +351.21.3556623

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: March 21, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations